


                                                                     Financial Statements
                                                                     Item 6(b) 2
                                                                     Page 5 of 21


                                 GENERAL PUBLIC UTILITIES CORPORATION
                                            BALANCE SHEETS
                                         ACTUAL AND PRO FORMA
                                           AT JUNE 30, 1995
                                            (IN THOUSANDS)

                                                        Actual        Adjustments
                                                      (Unaudited)    (See page 7)      Pro Forma
   ASSETS
   Investments:
     Investments in subsidiaries                      $2 792 210       $  (2 897)      $2 789 313
     Other investments                                     4 058            -               4 058
         Total investments                             2 796 268          (2 897)       2 793 371

   Current Assets:
     Cash and temporary cash investments                  10 666          53 025           63 691
     Accounts receivable, net                                934            -                 934
     Prepayments                                             221            -                 221
         Total current assets                             11 821          53 025           64 846

         Total Assets                                 $2 808 089       $  50 128       $2 858 217


   LIABILITIES AND CAPITAL
   Common Stock and Surplus:
     Common stock                                     $  314 458       $   4 652       $  319 110
     Capital surplus                                     686 272          48 473          734 745
     Retained earnings                                 1 810 025          (2 997)       1 807 028
         Total                                         2 810 755          50 128        2 860 883
     Less: reacquired common stock, at cost             (162 020)           -            (162 020)
         Total common stockholders's equity            2 648 735          50 128        2 698 863

   Current Liabilities:
     Notes payable                                        99 600            -              99 600
     Accounts payable                                        262            -                 262
     Taxes accrued                                             4            -                   4
     Interest accrued                                        665            -                 665
     Other                                                57 700            -              57 700
         Total current liabilities                       158 231            -             158 231

   Deferred credits and other liabilities                  1 123            -               1 123

         Total Liabilities and Capital                $2 808 089       $  50 128       $2 858 217



   It is not anticipated that GPU's investments subject to the limitation of the Investment Cap would require any adjustments in the financial statements (other than the entry for the formation of the new subsidiary shown on page 8), but would require footnote disclosure.

   The accompanying note is an integral part of the financial statements.

                                                                     Financial Statements
                                                                     Item 6(b) 2
                                                                     Page 6 of 21


                                 GENERAL PUBLIC UTILITIES CORPORATION
                              STATEMENTS OF INCOME AND RETAINED EARNINGS
                                         ACTUAL AND PRO FORMA
                              FOR THE TWELVE MONTHS ENDED JUNE 30, 1995
                                            (IN THOUSANDS)

                                                        Actual       Adjustments
                                                      (Unaudited)   (See page 7)       Pro Forma
   Income:
     Equity in earnings of subsidiaries               $  312 178       $ (2 997)       $  309 181
     Other income, net                                     1 026           -                1 026
         Total                                           313 204         (2 997)          310 207

   Expense, Taxes and Interest:
     General expenses                                      3 399           -                3 399
     Income tax expense                                     -              -                 -
     Interest expense                                      7 200           -                7 200
         Total                                            10 599           -               10 599
   Net Income                                         $  302 605       $ (2 997)       $  299 608

   Retained Earnings:
   Balance at beginning of period                     $1 715 678       $   -           $1 715 678
     Add - Net income                                    302 605         (2 997)          299 608
     Deduct -  Cash dividends on common stock            212 514           -              212 514
               Other adjustments                          (4 256)          -               (4 256)
   Balance at end of period                           $1 810 025       $ (2 997)       $1 807 028




   It is not anticipated that GPU's investments subject to the limitation of the Investment Cap would require any adjustments in the financial statements (other than the entry for the formation of the new subsidiary shown on page 8), but would require footnote disclosure.


   The accompanying note is an integral part of the financial statements.


                                                          Financial Statements
                                                          Item 6(b)  2
                                                          Page 7 of 21



                      GENERAL PUBLIC UTILITIES CORPORATION
                              PRO FORMA ADJUSTMENTS
                                AT JUNE 30, 1995
                                 (IN THOUSANDS)


                                       (1)

 Investment in subsidiaries                            $    50
       Cash and temporary cash investments                         $    50

 To record the proposed acquisition of all the common stock of a newly formed subsidiary for $50,000 (SEC File No. 70-8593).

                                       (2)

 Cash and temporary cash investments                   $45,906
       Common Stock                                                $ 4,027
       Capital Surplus                                             $41,879

 To record the proposed issuance and sale of 1,610,752 shares (authorized 2,500,000 limit less 889,248 shares sold to date) of $2.50 par value common stock at $28.50 per share under the Dividend Reinvestment and Stock Purchase Plan (SEC File No. 70-7670).

                                       (3)

 Cash and temporary cash investments                   $ 7,219
       Common Stock                                                $   625
       Capital Surplus                                             $ 6,594

 To record the proposed issuance of 250,000 shares of $2.50 par value common stock at $28 7/8 per share (SEC File No. 70-8695).


                                       (4)

 Equity in earnings of subsidiaries                    $ 2,997
       Investment in subsidiaries                                  $ 2,997

 To record GPU's share of the net effect of the Subsidiary companies' incremental rent expense, annual fees, and decrease in income taxes associated with the proposed nuclear fuel lease (SEC File No. 70-7862).


                                       (5)

 Investment in subsidiaries                            $    50
       Cash and temporary cash investments                         $    50

 To record the acquisition of all of the common stock of GPU Generation Corporation, a corporation to be formed for $50,000 (SEC File No. 70-8409).

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 8 of 21


 GENERAL PUBLIC UTILITIES CORPORATION AND SUBSIDIARY COMPANIES

 NOTE TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

      General Public Utilities Corporation (the Corporation) is a holding company registered under the Public Utility Holding Company Act of 1935. The Corporation does not directly operate any utility properties, but owns all the outstanding common stock of three electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec) (the Subsidiaries). The Corporation also owns all the common stock of GPU Service Corporation (GPUSC), a service company; GPU Nuclear Corporation (GPUN), which operates and maintains the nuclear units of the Subsidiaries; and Energy Initiatives, Inc. (EI) and EI Power, Inc., which develop, own and operate nonutility generating facilities. All of these companies considered together with their subsidiaries are referred to as the "GPU System."

      These notes should be read in conjunction with the notes to consolidated financial statements included in the 1994 Annual Report on Form 10-K. For disclosures required by generally accepted accounting principles, see the 1994 Annual Report on Form 10-K.


 1.   COMMITMENTS AND CONTINGENCIES

                               NUCLEAR FACILITIES

      The Subsidiaries have made investments in three major nuclear projects-- Three Mile Island Unit 1 (TMI-1) and Oyster Creek, both of which are operational generating facilities, and Three Mile Island Unit 2 (TMI-2), which was damaged during a 1979 accident. TMI-1 and TMI-2 are jointly owned by JCP&L, Met-Ed and Penelec in the percentages of 25%, 50% and 25%,
 respectively.  Oyster Creek is owned by JCP&L.   At June 30, 1995 and December
 31, 1994, the Subsidiaries' net investment in TMI-1 and Oyster Creek, including nuclear fuel, was as follows:

                                 Net Investment (Millions)
                                   TMI-1      Oyster Creek
           June 30, 1995            $640         $791
           December 31, 1994        $627         $817

      The Subsidiaries' net investment in TMI-2 at June 30, 1995 and December 31, 1994 was $101 million and $103 million, respectively, of which JCP&L's remaining investment was $87 million and $89 million, respectively. JCP&L is collecting retail revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed and Penelec have recovered substantially all of their investments in TMI-2.

      Costs associated with the operation, maintenance and retirement of nuclear plants continue to be significant and less predictable than costs associated with other sources of generation, in large part due to changing regulatory requirements, safety standards and experience gained in the construction and operation of nuclear facilities. The GPU System may also

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 9 of 21


 incur costs and experience reduced output at its nuclear plants because of the prevailing design criteria at the time of construction and the age of the plants' systems and equipment. In addition, for economic or other reasons, operation of these plants for the full term of their now-assumed lives cannot be assured. Also, not all risks associated with the ownership or operation of nuclear facilities may be adequately insured or insurable. Consequently, the ability of electric utilities to obtain adequate and timely recovery of costs associated with nuclear projects, including replacement power, any unamortized investment at the end of each plant's useful life (whether scheduled or premature), the carrying costs of that investment and retirement costs, is not assured (see NUCLEAR PLANT RETIREMENT COSTS). Management intends, in general, to seek recovery of such costs through the ratemaking process, but recognizes that recovery is not assured (see COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT).

 TMI-2:

      The 1979 TMI-2 accident resulted in significant damage to, and contamination of, the plant and a release of radioactivity to the environment. The cleanup program was completed in 1990, and, after receiving Nuclear Regulatory Commission (NRC) approval, TMI-2 entered into long-term monitored storage in December 1993.

      As a result of the accident and its aftermath, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, have been asserted against the Corporation and the Subsidiaries. Approximately 2,100 of such claims are pending in the United States District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident. If, notwithstanding the developments noted below, punitive damages are not covered by insurance and are not subject to the liability limitations of the federal Price-Anderson Act ($560 million at the time of the accident), punitive damage awards could have a material adverse effect on the financial position of the GPU System.

      At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the Subsidiaries had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for premium charges deferred in whole or in major part under such plan, and (c) an indemnity agreement with the NRC, bringing their total primary and secondary insurance financial protection and indemnity agreement with the NRC up to an aggregate of $560 million.

      The insurers of TMI-2 had been providing a defense against all TMI-2 accident-related claims against the Corporation and the Subsidiaries and their suppliers under a reservation of rights with respect to any award of punitive damages. However, in March 1994, the defendants in the TMI-2 litigation and the insurers agreed that the insurers would withdraw their reservation of rights with respect to any award of punitive damages.

      In June 1993, the Court agreed to permit pre-trial discovery on the punitive damage claims to proceed. A trial of ten allegedly representative cases is scheduled to begin in June 1996. In February 1994, the Court held

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 10 of 21


 that the plaintiffs' claims for punitive damages are not barred by the Price-Anderson Act to the extent that the funds to pay punitive damages do not come out of the U.S. Treasury. The Court also denied the defendants' motion seeking a dismissal of all cases on the grounds that the defendants complied with applicable federal safety standards regarding permissible radiation releases from TMI-2 and that, as a matter of law, the defendants therefore did not breach any duty that they may have owed to the individual plaintiffs. The Court stated that a dispute about what radiation and emissions were released cannot be resolved on a motion for summary judgment. In July 1994, the Court granted defendants' motions for interlocutory appeal of these orders, stating that they raise questions of law that contain substantial grounds for differences of opinion. The issues are now before the United States Court of Appeals for the Third Circuit.

      In an order issued in April 1994, the Court: (1) noted that the plaintiffs have agreed to seek punitive damages only against the Corporation and the Subsidiaries; and (2) stated in part that the Court is of the opinion that any punitive damages owed must be paid out of and limited to the amount of primary and secondary insurance under the Price-Anderson Act and, accordingly, evidence of the defendants' net worth is not relevant in the pending proceeding.

                         NUCLEAR PLANT RETIREMENT COSTS

      Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the U.S. Department of Energy (DOE).

      In 1990, the Subsidiaries submitted a report, in compliance with NRC regulations, setting forth a funding plan (employing the external sinking fund method) for the decommissioning of their nuclear reactors. Under this plan, the Subsidiaries intend to complete the funding for Oyster Creek and TMI-1 by the end of the plants' license terms, 2009 and 2014, respectively. The TMI-2 funding completion date is 2014, consistent with TMI-2's remaining in long-term storage and being decommissioned at the same time as TMI-1. Under the NRC regulations, the funding targets (in 1994 dollars) for TMI-1 and Oyster Creek are $157 million and $189 million, respectively. Based on NRC studies, a comparable funding target for TMI-2 has been developed which takes the accident into account (see TMI-2 Future Costs). The NRC continues to study the levels of these funding targets. Management cannot predict the effect that the results of this review will have on the funding targets. NRC regulations and a regulatory guide provide mechanisms, including exemptions, to adjust the funding targets over their collection periods to reflect increases or decreases due to inflation and changes in technology and regulatory requirements. The funding targets, while not considered cost estimates, are reference levels designed to assure that licensees demonstrate adequate financial responsibility for decommissioning. While the regulations address activities related to the removal of the radiological portions of the plants, they do not establish residual radioactivity limits nor do they address costs related to the removal of nonradiological structures and materials.

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 11 of 21


      In 1988, a consultant to GPUN performed site-specific studies of TMI-1 and Oyster Creek that considered various decommissioning plans and estimated the cost of decommissioning the radiological portions of each plant to range from approximately $225 to $309 million and $239 to $350 million, respectively (in 1994 dollars). In addition, the studies estimated the cost of removal of nonradiological structures and materials for TMI-1 and Oyster Creek at $74 million and $48 million, respectively (in 1994 dollars). To date, no site-specific study has been performed for TMI-2.

      The ultimate cost of retiring the GPU System's nuclear facilities may be materially different from the funding targets and the cost estimates contained in the site-specific studies. Such costs are subject to (a) the type of decommissioning plan selected, (b) the escalation of various cost elements (including, but not limited to, general inflation), (c) the further development of regulatory requirements governing decommissioning, (d) the absence to date of significant experience in decommissioning such facilities and (e) the technology available at the time of decommissioning. The Subsidiaries charge to expense and contribute to external trusts amounts collected from customers for nuclear plant decommissioning and nonradiological costs. In addition, the Subsidiaries have contributed amounts written off for TMI-2 nuclear plant decommissioning in 1990 and 1991 to TMI-2's external trust and will await resolution of the case pending before the Pennsylvania Supreme Court before making any further contributions for amounts written off by Met-Ed and Penelec in 1994 (see TMI-2 Future Costs). Amounts deposited in external trusts, including the interest earned on these funds, are classified as Nuclear Decommissioning Trusts on the balance sheet.

      The Financial Accounting Standards Board (FASB) is currently reviewing the utility industry's accounting practices for nuclear decommissioning costs. If the FASB's tentative conclusions are adopted, Oyster Creek and TMI-1 retirement costs may have to be recorded as a liability, rather than as accumulated depreciation, with an offsetting asset recorded for amounts collectible through rates. Any amounts that cannot be collected through rates may have to be charged to expense. The FASB is expected to release an Exposure Draft on decommissioning accounting practices by the fourth quarter of 1995.

 TMI-1 and Oyster Creek:

      JCP&L is collecting revenues for decommissioning, which are expected to result in the accumulation of its share of the NRC funding target for each plant. JCP&L is also collecting revenues, based on estimates of $15.3 million for TMI-1 and $31.6 million for Oyster Creek adopted in previous rate orders issued by the New Jersey Board of Public Utilities (NJBPU), for its share of the cost of removal of nonradiological structures and materials. The Pennsylvania Public Utility Commission (PaPUC) previously granted Met-Ed revenues for decommissioning costs of TMI-1 based on its share of the NRC funding target and nonradiological cost of removal as estimated in the site-specific study. The PaPUC also approved a rate change for Penelec which increased the collection of revenues for decommissioning costs for TMI-1 to a basis equivalent to that granted Met-Ed. Collections from customers for retirement expenditures are deposited in external trusts. Provision for the future expenditures of these funds has been made in accumulated depreciation, amounting to $57 million for TMI-1 and $120 million for Oyster Creek at

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 12 of 21


 June 30, 1995. Oyster Creek and TMI-1 retirement costs are charged to depreciation expense over the expected service life of each nuclear plant.

      Management believes that any TMI-1 and Oyster Creek retirement costs, in excess of those currently recognized for ratemaking purposes, should be recoverable under the current ratemaking process.

 TMI-2 Future Costs:

      The Subsidiaries have recorded a liability for the radiological decommissioning of TMI-2, reflecting the NRC funding target (in 1995 dollars). The Subsidiaries record escalations, when applicable, in the liability based upon changes in the NRC funding target. The Subsidiaries have also recorded a liability for incremental costs specifically attributable to monitored storage. In addition, the Subsidiaries have recorded a liability for the nonradiological cost of removal consistent with the TMI-1 site-specific study and have spent $3 million as of June 30, 1995. Estimated TMI-2 Future Costs as of June 30, 1995 and December 31, 1994 are as follows:

                                     June 30, 1995      December 31, 1994
                                        (Millions)          (Millions)
 Radiological Decommissioning            $256                  $250
 Nonradiological Cost of Removal           72                    72
 Incremental Monitored Storage             19                    19
      Total                              $347                  $341

      The above amounts are reflected as Three Mile Island Unit 2 Future Costs on the balance sheet. At June 30, 1995, $112 million was in trust funds for TMI-2 and included in Nuclear Decommissioning Trusts on the balance sheet, and $48 million was recoverable from customers and included in Three Mile Island Unit 2 Deferred Costs on the balance sheet.

      In 1993, a PaPUC rate order for Met-Ed allowed for the future recovery of certain TMI-2 retirement costs. The Pennsylvania Office of Consumer Advocate requested the Commonwealth Court to set aside the PaPUC's 1993 rate order and in 1994, the Commonwealth Court reversed the PaPUC order. In December 1994, the Pennsylvania Supreme Court granted Met-Ed's request to review that decision. Oral argument was held on April 27, 1995, and the matter is pending. As a consequence of the Commonwealth Court decision, Met-Ed recorded pre-tax charges totaling $127.6 million during 1994. Penelec, which is also subject to PaPUC regulation, recorded pre-tax charges of $56.3 million during 1994, for its share of such costs applicable to its retail customers. These charges appear in the Other Income and Deductions section of the 1994 Consolidated Statement of Income and are composed of $121 million for radiological decommissioning costs, $48.2 million for the nonradiological cost of removal and $14.7 million for incremental monitored storage costs. Met-Ed and Penelec will await resolution of the appeal pending before the Pennsylvania Supreme Court before making any nonrecoverable funding contributions to external trusts for their share of these costs. The Pennsylvania Subsidiaries are similarly required to charge to expense their share of future increases in the estimate of the costs of retiring TMI-2 if the Pennsylvania Supreme Court does not reverse the Commonwealth Court's decision. Earnings on trust fund deposits for Met-Ed and Penelec are recorded as income. Prior to the Commonwealth Court's decision, Met-Ed and Penelec

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 13 of 21


 contributed $40 million and $20 million respectively, to external trusts relating to their shares of the accident-related portion of the decommissioning liability. JCP&L also made a contribution of $15 million to an external decommissioning trust. These contributions were not recovered from customers and have been expensed. JCP&L's share of earnings on trust fund deposits are offset against amounts shown on the balance sheet under Three Mile Island Unit 2 Deferred Costs as collectible from customers.

      The NJBPU has granted JCP&L decommissioning revenues for the remainder of the NRC funding target and allowances for the cost of removal of nonradiological structures and materials. JCP&L, which is not affected by the Commonwealth Court's ruling, intends to seek recovery for any increases in TMI-2 retirement costs, but recognizes that recovery cannot be assured.

      As a result of TMI-2's entering long-term monitored storage in late
 1993, the Subsidiaries are incurring incremental annual storage costs of approximately $1 million. The Subsidiaries estimate that the remaining annual storage costs will total $19 million through 2014, the expected retirement date of TMI-1. JCP&L's rates reflect its $5 million share of these costs.


                                    INSURANCE

      The GPU System has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy (primarily incremental replacement power costs). There is no assurance that the GPU System will maintain all existing insurance coverages. Losses or liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of the GPU System.

      The decontamination liability, premature decommissioning and property damage insurance coverage for the TMI station and for Oyster Creek totals
 $2.7 billion per site. In accordance with NRC regulations, these insurance policies generally require that proceeds first be used for stabilization of the reactors and then to pay for decontamination and debris removal expenses. Any remaining amounts available under the policies may then be used for repair and restoration costs and decommissioning costs. Consequently, there can be no assurance that in the event of a nuclear incident, property damage insurance proceeds would be available for the repair and restoration of that station.

      The Price-Anderson Act limits the GPU System's liability to third parties for a nuclear incident at one of its sites to approximately
 $8.9 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Under secondary financial protection, a nuclear incident at any licensed nuclear power reactor in the country, including those owned by the GPU System, could result in assessments of up to $79 million per incident for each of the GPU System's two operating reactors (TMI-2 being excluded under an exemption received from the NRC in 1994), subject to an annual maximum payment of $10 million per incident per reactor. In addition to the

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 14 of 21


 retrospective premiums payable under Price-Anderson, the GPU System is also subject to retrospective premium assessments of up to $69 million in any one year under insurance policies applicable to nuclear operations and facilities.

      The GPU System has insurance coverage for incremental replacement power costs resulting from an accident-related outage at its nuclear plants. Coverage commences after the first 21 weeks of the outage and continues for three years beginning at $1.8 million for Oyster Creek and $2.6 million for TMI-1 per week for the first year, decreasing by 20 percent for years two and three.

               COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

 Nonutility Generation Agreements:

      Pursuant to the requirements of the federal Public Utility Regulatory Policies Act (PURPA) and state regulatory directives, the Subsidiaries have entered into power purchase agreements with nonutility generators for the purchase of energy and capacity for periods up to 26 years. The majority of these agreements contain certain contract limitations and subject the nonutility generators to penalties for nonperformance. While a few of these facilities are dispatchable, most are must-run and generally obligate the Subsidiaries to purchase, at the contract price, the net output up to the contract limits. As of June 30, 1995, facilities covered by these agreements having 1,535 MW (JCP&L 892 MW, Met-Ed 246 MW and Penelec 397 MW) of capacity were in service and 89 MW were scheduled to commence operation later in 1995. Estimated payments to nonutility generators from 1995 through 1999, assuming all facilities which have existing agreements, or which have obtained orders granting them agreements enter service, are as follows:

                      Payments Under Nonutility Agreements
                                   (Millions)

                               Total       JCP&L       Met-Ed      Penelec

      1995                     $ 694       $ 395       $  114      $   185
      1996                       918         556          170          192
      1997                     1,062         571          278          213
      1998                     1,306         587          414          305
      1999                     1,340         607          419          314

       These agreements, in the aggregate, will provide approximately 2,589 MW (JCP&L 1,202 MW, Met-Ed 812 MW and Penelec 575 MW) of capacity and energy to the GPU System, at varying prices.

       The emerging competitive generation market has created uncertainty regarding the forecasting of the System's energy supply needs which has caused the Subsidiaries to change their supply strategy to seek shorter-term agreements offering more flexibility. Due to the current availability of excess capacity in the marketplace, the cost of near- to intermediate-term (i.e., one to eight years) energy supply from existing generation facilities is currently and expected to continue to be competitively priced at least for the near- to intermediate-term. The projected cost of energy from new generation supply sources has also decreased due to improvements in power

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 15 of 21


 plant technologies and reduced forecasted fuel prices. As a result of these developments, the rates under virtually all of the Subsidiaries' nonutility generation agreements are substantially in excess of current and projected prices from alternative sources.

       The Subsidiaries are seeking to reduce the above market costs of these nonutility generation agreements by (1) attempting to convert must-run agreements to dispatchable agreements; (2) attempting to renegotiate prices of the agreements; (3) offering contract buy-outs while seeking to recover the costs through their energy clauses and (4) initiating proceedings before federal and state administrative agencies, and in the courts. In addition, the Subsidiaries intend to avoid, to the maximum extent practicable, entering into any new nonutility generation agreements that are not needed or not consistent with current market pricing and are supporting legislative efforts to repeal PURPA. These efforts may result in claims against the GPU System for substantial damages. There can, however, be no assurance as to what extent the Subsidiaries' efforts will be successful in whole or in part.

      While the Subsidiaries thus far have been granted recovery of their nonutility generation costs from customers by the PaPUC and NJBPU, there can be no assurance that the Subsidiaries will continue to be able to recover these costs throughout the term of the related agreements. The GPU System currently estimates that in 1998, when substantially all of these nonutility generation projects are scheduled to be in service, above market payments (benchmarked against the expected cost of electricity produced by a new gas-fired combined cycle facility) will range from $300 million to $450 million annually.

 Regulatory Assets and Liabilities:

      As a result of the Energy Policy Act of 1992 (Energy Act) and actions of regulatory commissions, the electric utility industry is moving toward a combination of competition and a modified regulatory environment. In accordance with Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," the GPU System's financial statements reflect assets and costs based on current cost-based ratemaking regulations. Continued accounting under FAS 71 requires that the following criteria be met:

      a) A utility's rates for regulated services provided to its customers are established by, or are subject to approval by, an independent third-party regulator;

      b) The regulated rates are designed to recover specific costs of providing the regulated services or products; and

      c) In view of the demand for the regulated services and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will recover a utility's costs can be charged to and collected from customers. This criteria requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 16 of 21


      A utility's operations can cease to meet those criteria for various reasons, including deregulation, a change in the method of regulation, or a change in the competitive environment for the utility's regulated services. Regardless of the reason, a utility whose operations cease to meet those criteria should discontinue application of FAS 71 and report that discontinuation by eliminating from its balance sheet the effects of any actions of regulators that had been recognized as assets and liabilities pursuant to FAS 71 but which would not have been recognized as assets and liabilities by enterprises in general.

      If a portion of the GPU System's operations continues to be regulated and meets the above criteria, FAS 71 accounting may only be applied to that portion. Write-offs of utility plant and regulatory assets may result for those operations that no longer meet the requirements of FAS 71. In addition, under deregulation, the uneconomical costs of certain contractual commitments for purchased power and/or fuel supplies may have to be expensed currently. Management believes that to the extent that the GPU System no longer qualifies for FAS 71 accounting treatment, a material adverse effect on its results of operations and financial position may result.

      In accordance with the provisions of FAS 71, the Subsidiaries have deferred certain costs pursuant to actions of the NJBPU, PaPUC and Federal Energy Regulatory Commission (FERC) and are recovering or expect to recover such costs in electric rates charged to customers. Regulatory assets are reflected in the Deferred Debits and Other Assets section of the Consolidated Balance Sheet, and regulatory liabilities are reflected in the Deferred Credits and Other Liabilities section of the Consolidated Balance Sheet. Regulatory assets and liabilities, as reflected in the June 30, 1995 Consolidated Balance Sheet, were as follows:

                                                        (In thousands)
                                                     Assets   Liabilities
 Income taxes recoverable/refundable
   through future rates                            $  574,519   $102,332
 TMI-2 deferred costs                                 149,008       -
 TMI-2 tax refund                                        -         3,786
 Unamortized property losses                          106,558       -
 N.J. unit tax                                         54,185       -
 Unamortized loss on reacquired debt                   52,664       -
 DOE enrichment facility decommissioning               42,182       -
 Load and demand side management programs              44,220       -
 Other postretirement benefits                         50,552       -
 Manufactured gas plant remediation                    29,548       -
 Nuclear fuel disposal fee                             23,608       -
 Storm damage                                          23,048       -
 N.J. low level radwaste disposal                      16,935       -
 Oyster Creek deferred costs                           11,430       -
 Other                                                  8,819      4,401
      Total                                        $1,187,276   $110,519


 Income taxes recoverable/refundable through future rates: Represents amounts deferred due to the implementation of FAS 109, "Accounting for Income Taxes," in 1993.

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 17 of 21


 TMI-2 deferred costs: Primarily represents costs that are being recovered through retail rates for the remaining JCP&L investment in the plant and fuel core, radiological decommissioning for JCP&L's share of the NRC's funding target and allowances for the cost of removal of nonradiological structures and materials, and long-term monitored storage costs. For additional information, see TMI-2 Future Costs.

 TMI-2 tax refund: Represents the tax refund related to the tax abandonment of TMI-2. This balance is being amortized by the Pennsylvania subsidiaries concurrent with its return to customers through a base rate credit.

 Unamortized property losses: Consists mainly of costs associated with JCP&L's Forked River Project, which is included in rates.

 N.J. unit tax: JCP&L received NJBPU approval in 1993 to recover, over a ten-year period on an annuity basis, $71.8 million of Gross Receipts and Franchise Tax not previously recovered from customers.

 Unamortized loss on reacquired debt: Represents premiums and expenses incurred in the redemption of long-term debt. In accordance with FERC regulations, reacquired debt costs are amortized over the remaining original life of the retired debt.

 DOE enrichment facility decommissioning: These costs, representing payments to the DOE over a 15-year period beginning in 1994, are currently being collected through the Subsidiaries' energy adjustment clauses.

 Load and demand side management (DSM) programs: Consists of load management costs that are currently being recovered through JCP&L's retail base rates pursuant to a 1993 NJBPU order, and other DSM program expenditures that are recovered annually. Also includes provisions for lost revenues between base rate cases and performance incentives.

 Other postretirement benefits: Includes costs associated with the adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than
 Pensions."   Recovery of these costs is subject to regulatory approval.

 Manufactured gas plant remediation: Consists of costs associated with the investigation and remediation of several gas manufacturing plants. For additional information, see ENVIRONMENTAL MATTERS.

 Nuclear fuel disposal fee: Represents amounts recoverable through rates for estimated future disposal costs for spent nuclear fuel at Oyster Creek and TMI-1 in accordance with the Nuclear Waste Policy Act of 1982.

 Storm damage: Relates to noncapital costs associated with various storms in the JCP&L service territory that are not recoverable through insurance. These amounts were deferred based upon past rate recovery precedent. An annual amount for recovery of storm damage expense is included in JCP&L's retail base rates.

 N.J. low level radwaste disposal: Represents the accrual of the estimated assessment for disposal of low-level waste from Oyster Creek, less amortization as allowed in JCP&L's rates.

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 18 of 21


 Oyster Creek deferred costs: Consists of replacement power and O&M costs deferred in accordance with orders from the NJBPU. JCP&L has been granted recovery of these costs through rates at an annual amount until fully amortized.

      Amounts related to the decommissioning of TMI-1 and Oyster Creek, which are not included in Regulatory Assets on the balance sheet, are separately disclosed in NUCLEAR PLANT RETIREMENT COSTS.

      The Subsidiaries continue to be subject to cost-based ratemaking regulation. The Corporation is unable to estimate to what extent FAS 71 may no longer be applicable to its utility assets in the future.


                              ENVIRONMENTAL MATTERS

      As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, the GPU System may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or clean up waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants, mine refuse piles and generating facilities, and with regard to electromagnetic fields, postpone or cancel the installation of, or replace or modify, utility plant, the costs of which could be material.

      To comply with the federal Clean Air Act Amendments (Clean Air Act) of 1990, the Subsidiaries expect to spend up to $380 million for air pollution control equipment by the year 2000. In developing its least-cost plan to comply with the Clean Air Act, the GPU System will continue to evaluate major capital investments compared to participation in the emission allowance market and the use of low-sulfur fuel or retirement of facilities. In 1994, the Ozone Transport Commission (OTC), consisting of representatives of 12 northeast states (including New Jersey and Pennsylvania) and the District of Columbia, proposed reductions in nitrogen oxide (NOx) emissions it believes necessary to meet ambient air quality standards for ozone and the statutory deadlines set by the Clean Air Act. The Corporation expects that the U.S. Environmental Protection Agency (EPA) will approve the proposal, and that as a result, the Subsidiaries will spend an estimated $60 million, beginning in 1997, to meet the reductions set by the OTC. The OTC requires additional NOx reductions to meet the Clean Air Act's 2005 National Ambient Air Quality Standards for ozone. However, the specific requirements that will have to be met at that time have not been finalized. The Subsidiaries are unable to determine what additional costs, if any, will be incurred.

      The GPU System companies have been notified by the EPA and state environmental authorities that they are among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 12 hazardous and/or toxic waste sites. In addition, the Subsidiaries have been requested to voluntarily participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not yet

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 19 of 21


 been named as PRPs. The Subsidiaries have also been named in lawsuits requesting damages for hazardous and/or toxic substances allegedly released into the environment. The ultimate cost of remediation will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the Subsidiaries.

      JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned manufactured gas plant sites. JCP&L has also entered into various cost-sharing agreements with other utilities for some of the sites. As of June 30, 1995, JCP&L has an estimated environmental liability of $32 million recorded on its balance sheet relating to these sites. The estimated liability is based upon ongoing site investigations and remediation efforts, including capping the sites and pumping and treatment of ground water. If the periods over which the remediation is currently expected to be performed are lengthened, JCP&L believes that it is reasonably possible that the ultimate costs may range as high as $60 million. Estimates of these costs are subject to significant uncertainties as JCP&L does not presently own or control most of these sites; the environmental standards have changed in the past and are subject to future change; the accepted technologies are subject to further development; and the related costs for these technologies are uncertain. If JCP&L is required to utilize different remediation methods, the costs could be materially in excess of $60 million.

      In 1993, the NJBPU approved a mechanism similar to JCP&L's Levelized Energy Adjustment Clause (LEAC) for the recovery of future manufactured gas plant remediation costs when expenditures exceed prior collections. Since collections currently exceed expenditures, the NJBPU decision also provided for interest on the excess to be credited to customers until the overrecovery is eliminated and for future costs to be amortized over seven years with interest. A final 1994 NJBPU order indicated that interest is to be accrued retroactive to June 1993. JCP&L is pursuing reimbursement of the remediation costs from its insurance carriers. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relative to these manufactured gas plant sites. JCP&L requested the Court to order the insurance carriers to reimburse JCP&L for all amounts it has paid, or may be required to pay, in connection with the remediation of the sites. Pretrial discovery has begun in this case.

      The GPU System companies are unable to estimate the extent of possible remediation and associated costs of additional environmental matters. Also unknown are the consequences of environmental issues, which could cause the postponement or cancellation of either the installation or replacement of utility plant.


                       OTHER COMMITMENTS AND CONTINGENCIES

      The GPU System's construction programs, for which substantial commitments have been incurred and which extend over several years, contemplate expenditures of $482 million during 1995. As a consequence of reliability, licensing, environmental and other requirements, additions to

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 20 of 21


 utility plant may be required relatively late in their expected service lives. If such additions are made, current depreciation allowance methodology may not make adequate provision for the recovery of such investments during their remaining lives. Management intends to seek recovery of such costs through the ratemaking process, but recognizes that recovery is not assured.

      The Subsidiaries have entered into long-term contracts with nonaffiliated mining companies for the purchase of coal for certain generating stations in which they have ownership interests. The contracts, which expire between 1995 and the end of the expected service lives of the generating stations, require the purchase of either fixed or minimum amounts of the stations' coal requirements. The price of the coal under the contracts is based on adjustments of indexed cost components. One contract also includes a provision for the payment of environmental and postretirement benefit costs. The Subsidiaries' share of the cost of coal purchased under these agreements is expected to aggregate $90 million for 1995.

       The Subsidiaries have entered into agreements with other utilities to purchase capacity and energy for various periods through 2004. These agreements will provide for up to 1,308 MW in 1995, declining to 1,096 MW in 1997 and 696 MW by 2004. For the years 1995 through 1999, payments pursuant to these agreements are estimated as follows:

                     Payments Under Other Utility Agreements
                                   (Millions)

                               Total       JCP&L       Met-Ed

                   1995        $ 208       $ 202       $    6
                   1996          175         175            -
                   1997          162         162            -
                   1998          145         145            -
                   1999          128         128            -

      JCP&L has commenced construction of a 141 MW gas-fired combustion turbine at its Gilbert generating station. The new facility, coupled with the retirement of two older units, will result in a net capacity increase of approximately 95 MW. This estimated $50 million project is expected to be in-service by mid-1996. In February 1995, the NJDEP issued an air permit for the facility based, in part, on the NJBPU's December 1994 order which found that New Jersey's Electric Facility Need Assessment Act is not applicable to this combustion turbine and that construction of this facility, without a market test, is consistent with New Jersey energy policies. An industry trade group representing nonutility generators has appealed the NJDEP's issuance of the air permit and the NJBPU's order to the Appellate Division of the New Jersey Superior Court. JCP&L has moved to dismiss the appeal. There can be no assurance as to the outcome of this proceeding.

      The NJBPU has instituted a generic proceeding to address the appropriate recovery of capacity costs associated with electric utility power purchases from nonutility generation projects. The proceeding was initiated, in part, to respond to contentions of the Division of the Ratepayer Advocate (Ratepayer Advocate), that by permitting utilities to recover such costs through the LEAC, an excess or "double recovery" may result when combined with the

                                                        Financial Statements
                                                        Item 6(b)
                                                        Page 21 of 21


 recovery of the utilities' embedded capacity costs through their base rates. In 1994, the NJBPU ruled that the 1991 LEAC period was considered closed but subsequent LEAC periods remain open for further investigation. This matter is pending before a NJBPU Administrative Law Judge. JCP&L estimates that the potential exposure from the 1992 LEAC period through February 1996, the end of the current LEAC period, is $73 million. There can be no assurance as to the outcome of this proceeding.

      JCP&L's two operating nuclear units are subject to the NJBPU's annual nuclear performance standard. Operation of these units at an aggregate annual generating capacity factor below 65% or above 75% would trigger a charge or credit based on replacement energy costs. At current cost levels, the maximum annual effect on net income of the performance standard charge at a 40% capacity factor would be approximately $11 million before tax. While a capacity factor below 40% would generate no specific monetary charge, it would require the issue to be brought before the NJBPU for review. The annual measurement period, which begins in March of each year, coincides with that used for the LEAC.

      During the normal course of the operation of their businesses, in addition to the matters described above, the GPU System companies are from time to time involved in disputes, claims and, in some cases, as defendants in litigation in which compensatory and punitive damages are sought by customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. It is not expected that the outcome of these types of matters would have a material effect on the GPU System's financial position or results of operations.